SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Amendment No. 9)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

MathStar, Inc.

(Name of Subject Company [Issuer])

Tiberius Capital II, LLC

Tiberius Management, Inc.

Hyperion Capital, L.P.

Hyperion Capital Management, LLC

Fife Trading, Inc.

John M. Fife

(Names of Filing Persons – Offeror)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

576801302

(CUSIP Number of Class of Securities)

Eric M. Fogel, Esq.

Schuyler, Roche & Crisham, P.C.

130 East Randolph Street, Suite 3800

Chicago, Illinois 60601

(312) 565-2400

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$12,323,354	$688

*	Estimated solely for purposes of calculating the filing fee only. Based upon information set forth in the issuer’s most recent proxy statement and quarterly and annual reports filed with the Commission, including the Schedule 14A filed June 4, 2009, the Form 10-Q filed May 15, 2009, and the Form 10-K filed March 31, 2009. Based on the aggregate value of the cash, securities, or other property offered by the bidder for all of the 9,181,497 outstanding shares of common stock, $0.01 par value per share, of the issuer (the “Shares”), less the 53,087 Shares owned by such bidder and the affiliates of such bidder, at a purchase price of $1.35 net per Share (without interest and subject to applicable withholding taxes).

**	Determined pursuant to Rule 0-11 under the Exchange Act by multiplying the estimated transaction value by 0.00005580.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$637
Form or Registration No.:	Schedule TO-T and Amendments No. 2 and No. 3 thereto
Filing Party:	Tiberius Capital II, LLC
Date Filed:	June 1, 2009, July 1, 2009, and July 6, 2009, respectively

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☑	Third party tender offer subject to Rule 14d-l .

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 9 (this “Amendment”) is filed by Tiberius Capital II, LLC, an Illinois limited liability company (“Purchaser”), Tiberius Management, Inc., an Illinois corporation, Hyperion Capital, L.P., an Illinois limited partnership, Hyperion Capital Management, LLC, an Illinois limited liability company, Fife Trading, Inc., an Illinois corporation, and John M. Fife. This Amendment amends and supplements the Tender Offer Statement on Schedule TO and the exhibits thereto originally filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2009, as previously amended and supplemented by Amendment No. 1 thereto filed with the SEC on June 22, 2009, Amendment No. 2 thereto filed with the SEC on July 1, 2009, Amendment No. 3 thereto filed with the SEC on July 6, 2009, Amendment No. 4 thereto filed with the SEC on July 9, 2009, Amendment No. 5 thereto filed with the SEC on July 14, 2009, Amendment No. 6 thereto filed with the SEC on July 16, 2009, Amendment No. 7 thereto filed with the SEC on July 17, 2009, and Amendment No. 8 thereto filed with the SEC on July 21, 2009 (as previously amended and supplemented, the “Schedule TO”). The Schedule TO relates to the third-party tender offer by Purchaser to purchase all of the 9,181,497 outstanding shares of common stock, $0.01 par value per share (“Shares”), of MathStar, Inc., a Delaware corporation (the “Company), at a net price per Share equal to $1.35 in cash (without interest and subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 1, 2009, attached as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”), and in the related Letter of Transmittal attached as Exhibit (a)(1)(B) to the Schedule TO (the “Letter of Transmittal” and, together with the Offer to Purchase, as each of them may be amended or supplemented from time to time, the “Offer”).

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Offer to Purchase or the Schedule TO, as applicable.

Items 1 through 10.

The purchase price that Purchaser is offering to pay for the Shares tendered in the Offer has been increased from $1.25 to $1.35 net per Share in cash (without interest and subject to applicable withholding taxes). All references in the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery attached as Exhibit (a)(1)(C) to the Schedule TO, the Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees attached as Exhibit (a)(1)(D) to the Schedule TO (the “Letter to Brokers”), and the Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees attached as Exhibit (a)(1)(E) to the Schedule TO (the “Letter to Clients”) to the purchase price that Purchaser is offering to pay for the Shares tendered in the Offer as $1.25 net per Share in cash (without interest and subject to applicable withholding taxes) are hereby amended and restated to refer to the purchase price that Purchaser is offering to pay for the Shares tendered in the Offer as $1.35 net per Share in cash (without interest and subject to applicable withholding taxes).

The Expiration Date of the Offer has been extended from 11:59 p.m., New York City time, on August 14, 2009, to 11:59 p.m., New York City time, on August 31, 2009. All references in the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery attached as Exhibit (a)(1)(C) to the Schedule TO, the Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees attached as Exhibit (a)(1)(D) to the Schedule TO (the “Letter to Brokers”), and the Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees attached as Exhibit (a)(1)(E) to the Schedule TO (the “Letter to Clients”) to the Expiration Date as 11:59 p.m., New York City time, on August 14, 2009, are hereby amended and restated to refer to the Expiration Date at 11:59 p.m., New York City time, on August 31, 2009.

The Offer to Purchase (and, where indicated parenthetically, the Letter to Brokers and the Letter to Clients) is hereby amended by:

Cover Page

Replacing the first paragraph (and the header immediately preceding the date of the Letter to Brokers, and the second sentence of the paragraph immediately following the last bullet point in the Letter to Brokers, and the header immediately preceding the date of the Letter to Clients, and the third bullet point in the Letter to Clients) with the following:

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON AUGUST 31, 2009, UNLESS THE OFFER IS FURTHER EXTENDED.

Summary Term Sheet

Replacing second sentence of the paragraph under the heading “Will we have the financial resources necessary to pay for the securities?” on page 4 of the Offer to Purchase with the following:

Based upon MathStar’s filings with the Securities and Exchange Commission (the “Commission”), we estimate that funds in the amount of approximately $12.3 million will be necessary to purchase such securities.

Replacing the first sentence of the paragraph under the heading “How long do you have to decide whether to tender in the Offer?” on page 5 of the Offer to Purchase with the following:

You will have until 11:59 p.m., New York City time, on Friday, August 31, 2009, to decide whether to tender your Shares in the Offer.

Replacing the first sentence of the paragraph under the heading “Until what time can you withdraw previously tendered Shares?” on page 7 of the Offer to Purchase with the following:

You may withdraw previously tendered Shares at any time prior to the expiration of the Offer, and, unless we have accepted the Shares pursuant to the Offer, you may also withdraw any tendered Shares at any time after August 31, 2009.

Introduction

Replacing the second paragraph following the paragraph under the heading “7. The Minimum Stockholders’ Equity Condition.” on page 12 of the Offer to Purchase with the following:

The Offer will expire at 11:59 p.m., New York City time, on Friday, August 31, 2009, unless the Offer is further extended.

Section 1—“Terms of the Offer”

Replacing the second sentence of the first paragraph of Section 1 on page 12 of the Offer to Purchase with the following:

“Expiration Date” means 11:59 p.m., New York City time, on Friday, August 31, 2009, unless and until Purchaser shall have extended the period during which the Offer is open, in which case “Expiration Date” shall mean the latest time and date at which the Offer, as may be extended by Purchaser, shall expire.”

Section 4—“Withdrawal Rights”

Replacing the second sentence of the first paragraph of Section 4—“Withdrawal Rights” on page 18 of the Offer to Purchase with the following:

Shares tendered may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after August 31, 2009.

Section 9—“Sources and Amount of Funds”

Replacing the second sentence of the first paragraph of Section 9—“Sources and Amount of Funds” on page 23 of the Offer to Purchase with the following:

Based upon MathStar’s filings with the Commission, Purchaser estimates that funds in the amount of approximately $12.3 million will be necessary to purchase such Shares.

Item 11. Additional Information.

On August 17, 2009, Purchaser issued a press release announcing that it had increased the tender offer price to $1.35 per share and had extended the Expiration Date of the Offer from 11:59 p.m., New York City time, on August 14, 2009, to 11:59 p.m., New York City time, on August 31, 2009. The press release issued by Purchaser is attached hereto as Exhibit (a)(5)(M).

Item 12. Exhibits.

Item 12 of Schedule TO is hereby amended and supplemented to include “(a)(5)(M) Press Release dated August 17, 2009.”

Exhibit	Description

(a)(1)(A)	Offer to Purchase dated June 1, 2009*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(5)(A)	Press Release dated June 1, 2009*

(a)(5)(B)	Letter from Tiberius Capital II, LLC to MathStar, Inc. dated June 1, 2009*

(a)(5)(C)	Press Release dated June 22, 2009*

(a)(5)(D)	Press Release dated July 1, 2009*

(a)(5)(E)	Press Release dated July 6, 2009*

(a)(5)(F)	Letter to MathStar Shareholders dated July 8, 2009*

(a)(5)(G)	Press Release dated July 9, 2009*

(a)(5)(H)	Press Release dated July 14, 2009*

(a)(5)(I)	Press Release dated July 16, 2009*

(a)(5)(J)	Letter to MathStar Board of Directors dated July 17, 2009*

(a)(5)(K)	Press Release dated July 17, 2009*

(a)(5)(L)	Press Release dated July 21, 2009*

(a)(5)(M)	Press Release dated August 17, 2009

(b)	Not Applicable

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed.

Item 13. Information Required by Schedule 13E-3.

Not Applicable

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2009

TIBERIUS CAPITAL II, LLC By: Tiberius Management, Inc., its manager

By:	/s/ Robert T. Sullivan
Name: Robert T. Sullivan
Title: Authorized Signatory

TIBERIUS MANAGEMENT, INC.

By:	/s/ Robert T. Sullivan
Name: Robert T. Sullivan
Title: Authorized Signatory

HYPERION CAPITAL, L.P. By: Hyperion Capital Management, LLC, its general partner By: Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name: John M. Fife
Title: Authorized Signatory

HYPERION CAPITAL MANAGEMENT, LLC By: Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name: John M. Fife
Title: Authorized Signatory

FIFE TRADING, INC.

By:	/s/ John M. Fife
Name: John M. Fife
Title: Authorized Signatory

JOHN M. FIFE

/s/ John M. Fife

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer to Purchase dated June 1, 2009*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(5)(A)	Press Release dated June 1, 2009*

(a)(5)(B)	Letter from Tiberius Capital II, LLC to MathStar, Inc. dated June 1, 2009*

(a)(5)(C)	Press Release dated June 22, 2009*

(a)(5)(D)	Press Release dated July 1, 2009*

(a)(5)(E)	Press Release dated July 6, 2009*

(a)(5)(F)	Letter to MathStar Shareholders dated July 8, 2009*

(a)(5)(G)	Press Release dated July 9, 2009*

(a)(5)(H)	Press Release dated July 14, 2009*

(a)(5)(I)	Press Release dated July 16, 2009*

(a)(5)(J)	Letter to MathStar Board of Directors dated July 17, 2009*

(a)(5)(K)	Press Release dated July 17, 2009*

(a)(5)(L)	Press Release dated July 21, 2009*

(a)(5)(M)	Press Release dated August 17, 2009

(b)	Not Applicable

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed.